
03029131

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

August 8, 2003

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 AUG 11 AM 7:21

Re: Nintendo Co. Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

We are furnishing the following documents on behalf of our client, Nintendo Co. Ltd., a corporation incorporated under the laws of Japan (the "Company") pursuant to Rule 12g3-2(b) of the Exchange Act.

Please find attached the following Company documents:

1) Quarterly financial report, and

2) Report as to Acquisition of its own Shares by the Company.

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at (206) 264-3799, Evelyn Cruz Sroufe at (206) 583-8502 or Amy E. Weaver at (206) 287-3319.

Very truly yours,

PERKINS COIE LLP

Sarah E. Akhtar

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

August 5, 2003



Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Three months ended June 30, 2003, and year ended March 31, 2003

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

		Yen in Millions
	Jun. 30 2003	Mar. 31 2003
Net sales	**83,821**	504,135
Operating income	**7,245**	100,120
Income before income taxes and extraordinary items	**17,713**	95,040
Net income	**11,450**	67,267
Net income per share	**¥85.52**	¥482.15

With regard to handheld related sales for the three months ended June 30, 2003, GAME BOY ADVANCE SP, which launched during the previous period, maintained strong sales. As for compatible software, "Pocket Monsters Ruby & Sapphire" was well received in both the Japanese and the U.S. markets. On the other hand, with regard to console related products, Nintendo strived to expand hardware sales by releasing the NINTENDO GAMECUBE and GAME BOY PLAYER bundle. As for compatible software, "The Legend of Zelda: The Wind Waker", which was released in Europe during this first quarter, was sold well.
Although, because operating results of the Nintendo group have seasonal fluctuations, and demand in the first quarter is relatively low, net sales were 83.8 billion yen. Income before income taxes and extraordinary items was 17.7 billion yen due to contributing factors such as the trend of yen depreciation. Net income was 11.4 billion yen.

		Yen in Millions
	Jun. 30 2003	Mar. 31 2003
Financial position		
Total assets (1)	**1,026,977**	1,085,519
Shareholders' equity (2)	**889,318**	890,369
Ratio of net worth to total assets (2) / (1)	**86.6%**	82.0%
Shareholders' equity per share	**¥6,652.18**	¥6,626.74

Total assets decreased by 58.5 billion yen compared to the previous fiscal year-end to 1,026.9 billion yen due to disbursements of corporate taxes, notes payable and accounts payable. Because of dividend payments and buyback of treasury stocks exceeding net income for this first quarter, shareholders' equity decreased by 1.0 billion yen to 889.3 billion yen.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME

Three months ended June 30, 2003, and year ended March 31, 2003

Yen in Millions

	Jun. 30 2003		Mar. 31 2003	
Net sales	83,821	100.0 %	504,135	100.0 %
Cost of sales	53,674		308,525	
Selling, general and administrative expenses	22,901		95,488	
Operating income	7,245	8.6 %	100,120	19.9 %
Other income(expenses)	10,468		(5,080)	
Income before income taxes and extraordinary items	17,713	21.1 %	95,040	18.9 %
Extraordinary income	241		18,275	
Income before income taxes and minority interests	17,954	21.4 %	113,315	22.5 %
Income taxes	6,532		45,973	
Minority interests	(29)		74	
Net income	11,450	13.7 %	67,267	13.3 %

SUMMARY OF CONSOLIDATED BALANCE SHEETS

As of June 30, 2003, and March 31, 2003

Yen in Millions

	Jun. 30 2003		Mar. 31 2003	
[Assets]				
Current assets	910,406	88.6 %	969,309	89.3 %
Cash and deposits	708,065		748,650	
Notes and trade accounts receivable	44,330		49,085	
Inventories	98,260		104,524	
Other current assets	65,180		72,512	
Allowance for doubtful accounts	(5,430)		(5,463)	
Fixed assets	116,571	11.4 %	116,210	10.7 %
Total	1,026,977	100.0 %	1,085,519	100.0 %
[Liabilities]				
Current liabilities	128,634	12.5 %	186,050	17.2 %
Notes and trade accounts payable	66,045		96,475	
Accrued income taxes	15,652		38,913	
Other current liabilities	46,937		50,661	
Non-current liabilities	8,900	0.9 %	8,946	0.8 %
Total liabilities	137,535	13.4 %	194,996	18.0 %
[Minority interests]				
Minority interests	124	0.0 %	153	0.0 %
[Shareholders' equity]				
Common stock	10,065	1.0 %	10,065	0.9 %
Additional paid-in capital	11,584	1.1 %	11,584	1.1 %
Consolidated retained earnings	952,140	92.7 %	950,262	87.5 %
Unrealized gains on other securities	2,783	0.3 %	2,254	0.2 %
Translation adjustments	(392)	(0.0 %)	(2,275)	(0.2 %)
Treasury stock, at cost	(86,861)	(8.5 %)	(81,521)	(7.5 %)
Total shareholders' equity	889,318	86.6 %	890,369	82.0 %
Total	1,026,977	100.0 %	1,085,519	100.0 %

SALES INFORMATION

Three months ended June 30, 2003 and year ended March 31, 2003

Yen in Millions

		Jun. 30 2003	Mar. 31 2003
Electronic entertainment products			
Hardware	-------------------	**45,402**	275,254
Software	-------------------	**37,758**	227,149
	Sub-Total	**83,160**	502,404
Other Products		**660**	1,730
	Total	**83,821**	504,135

SUPPLEMENTARY INFORMATION

1. CONSOLIDATED SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

		Three months Apr.-Jun. '03	Life-to-date through Jun. '03
GAME BOY ADVANCE	Hardware	324	3,705
of which GAME BOY ADVANCE SP		274	484
	Software	1,058	11,948
	New titles Domestic	24	397
	The Americas	31	401
	Other	36	384
NINTENDO GAMECUBE	Hardware	8	963
	Software	618	6,669
	New titles Domestic	16	115
	The Americas	19	220
	Other	36	186

[Note] New titles-Other include new titles in the European and Australian markets.

2. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

		As of Jun. 30, 2003	Average Exchange Rate three months Apr.-Jun. '03	Exchange rate Jun. 30, 2003
US$	Cash and Deposits	4,368	US$1.00=	
	Accounts Receivable	269	¥118.50	¥119.80
EUR	Cash and Deposits	286	€1.00=	
	Accounts Receivable	259	¥134.66	¥136.92

3. LAUNCH DATES OF PRIMARY NINTENDO PRODUCTS BY REGION

		GAME BOY ADVANCE		NINTENDO GAMECUBE	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Software)	Fire Emblem	25-Apr	GIFTPIA	25-Apr
		Hamtaro: Rainbow Rescue (tentative)	23-May	Pokémon Box Ruby & Sapphire *	30-May
		MOTHER 1+2	20-Jun	Animal Crossing e+ *	27-Jun
	(Accessary)	Card e-Reader +	27-Jun		
The Americas	(Software)	Hamtaro: Ham-Ham Heartbreak	7-Apr	Wario World *	23-Jun
		Golden Sun: The Lost Age	14-Apr		
		WarioWare Inc.	26-May		
		Donkey Kong Country	9-Jun		
		Advance Wars 2: Black Hole Rising	23-Jun		
	(Accessary)			Game Boy Player	23-Jun
Europe	(Software)	WarioWare Inc.	23-May	The Legend of Zelda: The Wind Waker *	3-May
		Donkey Kong Country	6-Jun	Wario World *	20-Jun
		Hamtaro: Ham-Ham Heartbreak	27-Jun		
	(Accessary)			Game Boy Player	20-Jun

Notes: 1. Titles with asterisks are designed for the NINTENDO GAMECUBE / GAME BOY ADVANCE connectivity function.

2. The names of the titles released in Japan are their Japanese names and may differ from other regions.

3. Launch dates may differ within the Americas and Europe regions depending on territories or countries.

(Summary Translation)

August 6, 2003

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:
Acquisition term: July 1, 2003 through July 31, 2003
Number of shares acquired: None
Acquisition amount: N/A

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares